SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101. Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto
Filed Pursuant to Rule 13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
MAIR HOLDINGS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

560635104
(CUSIP Number)
George J. Schultze
Schultze Asset Management, LLC
3000 Westchester Avenue
Purchase, NY 10577
with a copy to:
James E. Bedar, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111
(617) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 10, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	560635104

1	NAME OF REPORTING PERSON Schultze Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		907,681

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		907,681

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	907,681

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%

14	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13D

CUSIP No.	560635104

1	NAME OF REPORTING PERSON Schultze Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		997,010

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		997,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	997,010

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.6%

14	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13D

CUSIP No.	560635104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George J. Schultze

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of Amerca

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		997,010

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		997,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	997,010

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.6%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

Company: MAIR HOLDINGS, INC.	CUSIP Number: 560635104

Item 1.	Security and Issuer.
     This Amendment No. 1 to Statement on Schedule 13D the (“Amendment No. 1”) amends and supplements Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 25, 2007 (the “Original Statement”). This Amendment No. 1 relates to the shares of common stock, par value $.01 per share, (the “Common Stock”) of MAIR HOLDINGS, INC., a Minnesota corporation (the “Company”). The principal executive offices of the Company are located at Fifth Street Towers, Suite 1360, 150 South Fifth Street, Minneapolis, MN 55402.

Item 2.	Identity and Background.
     This Amendment No. 1 is filed by Schultze Master Fund, Ltd., Schultze Asset Management, LLC and George J. Schultze (the “Reporting Persons”).
     Schultze Asset Management, LLC (“SAM”) is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). SAM’s principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. SAM acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the “Managed Accounts”).
     Schultze Master Fund, Ltd., a Cayman Islands company, is one of SAM’s Managed Accounts. Schultze Master Fund, Ltd.’s principal business address is c/o SS&C Fund Services, N.V., Curacao, The Netherlands, Antilles. The directors of Schultze Master Fund, Ltd. are as follows: George J. Schultze, Angelo G. M. Tyrol and Amicorp Management, Ltd. Mr. Tyrol is the Funds Director at Amicorp Curacao N.V. and a citizen of the Dutch Kingdom; Amicorp Curacao N.V.’s business address is Pareraweg 45, P.O. Box 4914, Curacao, The Netherlands, Antilles. Mr. Tyrol’s business address is c/o SS&C Fund Services, N.V., Pareraweg 45, P.O. Box 4671, Curacao, The Netherlands, Antilles. Amicorp Management Ltd. is a British Virgin Islands company, with a business address of Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands.
     George J. Schultze, a citizen of the United States of America, is the Managing Member of SAM, and a director of Schultze Master Fund, Ltd. George J. Schultze exercises sole voting and investment control over SAM. George J. Schultze’s business address is 3000 Westchester Avenue, Purchase, NY 10577.
     This Amendment No. 1 reports Schultze Asset Management, LLC’s and George J. Schultze’s indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

Shares of Common Stock of
Managed Account	the Company
Schultze Master Fund, Ltd.	907,681
Arrow Distressed Securities Fund	89,329
TOTAL	997,010
     In addition, this Amendment No. 1 reports the direct ownership of Schultze Master Fund, Ltd. of 996,710 shares of Common Stock of the Company.
     Except as set forth below, during the past five years, neither of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     As a registered investment adviser, SAM is subject to periodic examinations by the U.S. Securities and Exchange Commission. Without admitting or denying the allegations, SAM and George J. Schultze (the “Consenting Parties”), individually, consented to the entry of an order (the “Order”) issued by the SEC on August 15, 2007. The Order (i) censured the Consenting Parties under the Investment Advisers Act of 1940 (the “Advisers Act”), (ii) imposed a one-time civil penalty of a total of $150,000 on the Consenting Parties, and (iii) required the Consenting Parties to cease and desist from further violations of certain provisions of the Advisers Act. The Order resulted from allegations involving historic soft dollar activity for a managed account client of SAM and related antifraud, record keeping and document production issues identified in and arising in connection with a 2005 SEC examination of SAM. SAM has voluntarily taken certain remedial steps, including the retention of an outside compliance consultant, to help it achieve best practices in its compliance program. It is SAM’s belief that the financial terms of the Order are immaterial to its operations and its clients.
     Based on information provided to the Reporting Persons, during the past five years, neither Mr. Tyrol nor Amicorp Management, Ltd. has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
     All funds used to purchase or acquire securities in the Company came directly from proceeds of investment advisory clients.

Item 4.	Purpose of Transaction.
     As a long-term shareholder of the Company, SAM is disappointed that the Company may, as disclosed in its Form 10-Q filed on February 8, 2007, be planning to pursue acquisitions that may be outside of the airline industry using shareholders’ cash. Rather than make acquisitions, either within or outside of the airline industry, SAM believes the board’s and Company’s best course of action would be to distribute any and all cash remaining after the reorganization transaction to shareholders as soon as possible in a tax-efficient manner. Separately, SAM believes that the Company should initiate efforts to sell its Big Sky subsidiary as soon as possible by retaining a nationally recognized investment bank to do so. SAM believes that the preceding two courses of action would serve to maximize value for the benefit of all the owners of the Company. SAM may take additional steps to ensure that the Company implements these actions, including, but not limited to: (a) holding discussions with management, the board of directors of the Company and other shareholders of the Company concerning strategies to maximize shareholder value, (b) initiating proxy proposals, (c) initiating special shareholder meetings, and (d) other measures including litigation.
     It is SAM’s belief that the Company’s stock is substantially undervalued based on the amount of cash that would be distributed to shareholders in the event the board implements SAM’s suggestions. As such, SAM may also make proposals to the board, seek to change the composition of, or seek representation on, the board, all with the underlying purpose of increasing shareholder value. In addition, the Reporting Persons may acquire additional shares (i) for investment purposes, (ii) to change or influence the control of the Company, and/or (iii) with a view toward a possible acquisition of the Company.

Item 5.	Interest in Securities of the Issuer.
(a) SAM and George J. Schultze (through SAM) beneficially own 997,010 shares of Common Stock of the Company, which represents approximately 6.6% of the issued and outstanding shares of Common Stock of the Company (based upon the 15,083,049 shares issued and outstanding as of September 30, 2007 as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2007 as filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2007).
     Schultze Master Fund, Ltd. directly owns 907,681 shares of Common Stock of the Company, which represents approximately 6.0% of the issued and outstanding shares of Common Stock of the Company (based upon the 15,083,049 shares of Common Stock believed by the Reporting Persons to be issued and outstanding, as described above).
(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between SAM and each Managed Account, SAM has the power to vote and dispose of the Common Stock owned by the Managed Accounts, except as otherwise noted herein.
     On behalf of the Managed Accounts, SAM has the shared power to vote 997,010shares, owned by the Managed Accounts, of Common Stock of the Company, and George J. Schultze controls SAM. SAM has the shared power to dispose of 997,010 shares of Common Stock of the Company.
     Schultze Master Fund, Ltd. has the shared power to vote 907,681 shares of Common Stock of the Company, and has the shared power to dispose of 907,681 shares of Common Stock of the Company.
(c) Except as set forth below, no transactions in the class of securities herein reported were effected by the Reporting Persons during the past sixty days:

		Number of
		Shares Acquired
Managed Account	Date	(Disposed)	Price
Arrow Distressed Securities Fund	12/27/2007	3,684	$4.53
Arrow Distressed Securities Fund	12/28/2007	200	$4.5883
Arrow Distressed Securities Fund	12/31/2007	598	$4.5707
Schultze Master Fund, Ltd.	12/24/2007	6,700	$4.5183
Schultze Master Fund, Ltd.	12/26/2007	400	$4.52
Schultze Master Fund, Ltd.	12/27/2007	55,016	$4.53
Schultze Master Fund, Ltd.	12/28/2007	1,340	$4.5883
Schultze Master Fund, Ltd.	12/31/2007	5,091	$4.5707
Schultze Master Fund, Ltd.	01/02/2008	300	$4.5967
Schultze Master Fund, Ltd.	01/03/2008	700	$4.591
Schultze Master Fund, Ltd.	01/04/2008	500	$4.59
Schultze Master Fund, Ltd.	01/07/2008	1,200	$4.5923
Schultze Master Fund, Ltd.	01/08/2008	959	$4.5974
Schultze Master Fund, Ltd.	01/09/2008	7,100	$4.5923
Schultze Master Fund, Ltd.	01/10/2008	17,140	$4.5914
Schultze Master Fund, Ltd.	01/11/2008	4,900	$4.5792
Schultze Master Fund, Ltd.	01/14/2008	1,105	$4.5946
Schultze Master Fund, Ltd.	01/15/2008	300	$4.6
(d) The Managed Accounts, including Schultze Master Fund, Ltd., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above. However, SAM, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
     Except as described in this Amendment No. 1, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

Item 7.	Material to be Filed as Exhibits.

Exhibit I.	Joint Filing Agreement by and among Schultze Master Fund, Ltd., Schultze Asset Management, LLC and George J. Schultze, dated as of April 24, 2007 (previously filed with the SEC on April 25, 2007 as Exhibit I to the Original Statement and incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 16, 2008

SCHULTZE MASTER FUND, LTD.
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Director and Managing Member of Investment Manager

SCHULTZE ASSET MANAGEMENT, LLC
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

/s/ George J. Schultze
George J. Schultze